September 28, 2018

Daniel M. Bradbury
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 108
La Jolla, CA 92037

       Re: Equillium, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 28, 2018
           File No. 333-227387

Dear Mr. Bradbury:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Description of Capital Stock
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page
144

1. We note that your amended and restated certificate of incorporation identifies U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to disclose this provision, and to address any uncertainty about the enforceability of such provision.
 Daniel M. Bradbury
Equillium, Inc.
September 28, 2018
Page 2

       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at 202-551-3469
with any other questions.



FirstName LastNameDaniel M. Bradbury                      Sincerely,
Comapany NameEquillium, Inc.
                                                          Division of
Corporation Finance
September 28, 2018 Page 2                                 Office of Healthcare
& Insurance
FirstName LastName